Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

In this report, as used herein, and unless the context suggests otherwise, the terms “EUDA,” “Company,” “we,” “us” or “ours” refer to the combined business of Euda Health Holdings Limited and its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 29, 2025 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2025 Form 20-F.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

	For the Six Months ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Revenue	$3,057,323	$1,908,048	$1,149,275	60.2%
Cost of revenue	2,222,009	1,465,976	$756,033	51.6%
Gross profit	835,314	442,072	$393,242	89.0%
Selling expenses	58,953	34,938	$24,015	68.7%
General and administrative expenses	1,908,295	1,996,594	$(8,299)	(4.4)%
Impairment loss of long-lived assets	-	14,755,560	$(14,755,560)	(100.0)%
Research and development	244	-	244	100.0%
Loss from operations	(1,132,178)	(16,345,020)	$15,212,842	(93.1)%
Other expense, net	(73,792)	(404,233)	$330,441	(81.7)%
Loss before provision for income taxes	(1,205,970)	(16,749,253)	$15,543,283	(92.8)%
Benefit for income taxes	4,274	979	$(3,295)	336.6%
Net loss from continuing operations	(1,201,696)	(16,748,274)	$15,546,578	(92.8)%
Net loss from discontinued operations	-	(84,673)	$84,673	(100.0)%
Net loss	$(1,201,696)	$(16,832,947)	$15,631,251	(92.9)%

Revenue

Our breakdown of revenues by categories for the six months ended June 30, 2025 and 2024, respectively, is summarized below:

	For the six months ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Property management services	$2,089,041	$1,908,048	$180,993	9.5%
Holistic wellness consumer products and services	893,785	-	893,785	100.0%
Others	74,497	-	74,497	100.0%
Total revenue	$3,057,323	$1,908,048	$1,149,275	60.2%

Property management services

Our revenue from property management services slightly increased by approximately $0.2 million or 9.5%, to approximately $2.1 million for the six months ended June 30, 2025 from approximately $1.9 million for the six months ended June 30, 2024. The increase was primarily driven by increase of the average management service fees charged to the clients. For the six months ended June 30, 2025, the average property management service fee was approximately $43,000 compared to approximately $39,000 for the same period in 2024. For the six months ended June 30, 2025, we consistently provide property management service to 36 units of properties, in which 3 units of properties also received security guard service. In addition, we provide security guard service on a standalone basis to 10 other units of properties. For the six months ended June 30, 2024, we consistently provide property management service to 34 units of properties, in which 3 units of properties also received security guard service. In addition, we provide security guard service on a standalone basis to 13 other units of properties.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Residential Apartments	70%	71%
Commercial Units	30%	29%

Historically, we provided more property management services in the residential apartments than in the commercial units during the six months ended June 30, 2025 and 2024.

Holistic wellness consumer products and services

In connection with the acquisition of Fortress Cove in May 2024, we began generating revenue from holistic wellness consumer products and services through its operating subsidiary, CK Health. CK Health’s revenue streams include sales of holistic wellness consumer products, wellness therapies services, licensing services of bioenergy cabins, and a wellness membership program.

Disaggregated information of revenues from holistic wellness consumer products and services are as follows:

	For the Six Months Ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Holistic wellness consumer products	$102,055	$-	$102,055	100.0%
Wellness therapies service	724,590	-	724,590	100.0%
Licensing service of bioenergy cabin	17,145	-	17,145	100.0%
Wellness Membership Program	49,995	-	49,995	100.0%
Total revenue from Holistic wellness consumer products	$893,785	$-	$893,785	100.0%

As of June 30, 2025, more than 4,764 members had enrolled in the wellness membership program. We expect that revenues from holistic wellness consumer products and services will become a more meaningful contributor to our overall revenue base as we continue to expand our operations in the health and wellness sector.

Cost of Revenue

Our breakdown of cost of revenue by categories for the six months ended June 30, 2025 and 2024, respectively, is summarized below:

	For the Six Months Ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Property management services	$1,622,146	$1,465,976	$156,170	10.7%
Holistic wellness consumer products and services	599,863	-	599,863	100.0%
Total cost of revenue	$2,222,009	$1,465,976	$756,033	51.6%

Property management services

Our cost of revenues from property management services increased by approximately $0.2 million, or 10.7%, to approximately $1.6 million for the six months ended June 30, 2025 from approximately $1.5 million for the same period in 2024. The increase in cost of revenues from property management services is in line with the increase of the revenue from property management services.

Holistic wellness consumer products and services

Cost of revenue associated with our holistic wellness consumer products and services primarily consists of the cost of purchasing holistic wellness products for resale, depreciation for bioenergy cabin that performed the therapies service, and compensation for service personnel.

Disaggregated information of cost of revenue from holistic wellness consumer products and services is as follows:

	For the Six Months ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Holistic wellness consumer products	$77,330	$-	$77,330	100%
Wellness therapies service	522,533	-	522,533	100%
Total cost of revenue from Holistic wellness consumer products	$599,863	$-	$599,863	100%

Gross Profit

Property management services

The gross profit percentage from property management services was 22.3% and 23.2% for the six months ended June 30, 2025 and 2024, respectively. The decrease of gross profit percentage of 0.8% was primarily attributable to increase in salary and benefits of the property management employees due to inflation.

Holistic wellness consumer products and services

Disaggregated information of gross profit from holistic wellness consumer products and services are as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	Change	Percentage Change

Holistic wellness consumer products
Gross profit	$24,725	$-	$24,725	100%
Gross margin	24.2%	-%	24.2%

Wellness therapies service
Gross profit	$202,057	$-	$202,057	100%
Gross margin	27.9%	-%	27.9%

Licensing service of bioenergy cabin
Gross profit	$17,145	$-	$17,145	100%
Gross margin	100.0%	-%	100.0%

Wellness Membership Program
Gross profit	$49,995	$-	$49,995	100%
Gross margin	100.0%	-%	100.0%

Total holistic wellness consumer products and services
Gross profit	$293,922	$-	$293,922	100%
Gross margin	32.9%	-%	100.0%

For the six months ended June 30, 2025, our holistic wellness consumer products and services segment generated total gross profit of $293,922, representing a gross margin of 32.9%. The overall gross margin primarily reflects the contribution from our higher-margin licensing services, wellness membership program, and wellness therapies services.

Operating Expenses

Total operating expenses decreased by approximately $14.8 million, or 88.3%, to approximately $2.0 million for the six months ended June 30, 2025 from approximately $16.8 million for the same period in 2024. The decrease was mainly attributable to the decrease of impairment loss on long-lived asset of approximately $14.8 million as a result of the Fortress Cove Acquisition (defined below), and a decrease in general and administrative (“G&A”) expenses of approximately $88,000. The decrease was offset by increase of selling expenses of approximately $24,000.

A increase of approximately $24,000 in selling expenses was mainly attributable to the increase of approximately $21,000 in advertising and marketing expense as management initiated its operating strategy to minimize its marketing related expenses during the six months ended June 30, 2025, as compared to the same period in 2024.

A decrease of approximately $88,000 in general and administrative expenses for the six months ended June 30, 2025, compared to the same period in 2024, was primarily attributable to decrease of approximately $0.2 million in salary expenses resulting from management’s efforts to streamline operations and improve overall efficiency, offset by increase of approximately $68,000 in professional fees, including audit, legal, accounting, and other advisory services.

A decrease of approximately $14.8 million in impairment loss on long-lived assets was due to the impairment loss incurred on the intangible assets acquired from Fortress Cove Limited (“Fortress Cove”) and its subsidiary (“Fortress Cove Acquisition”) was recognized during the six months ended June 30, 2024, whereas no such impairment was recognized in the same period of 2025.

Other Expenses, Net

Our other expense, net is summarized as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	Change	Change (%)
	(Unaudited)	(Unaudited)
Interest expense, net	$(43,657)	$(42,962)	$(695)	1.6%
Loss on debt settlement	-	(448,000)	448,000	(100)%
Other (expense) income, net	(30,135)	86,729	(116,864)	(134.7)%
Total other expense, net	$(73,792)	$(404,233)	$330,441	(81.7)%

Total other expense, net amounted to approximately $74,000 and $0.4 million for the six months ended June 30, 2025 and 2024, respectively. This significant change was mainly due to the following:

Interest expenses, net

The increase of interest expenses by approximately 1.6% was mainly attributable to the fewer new interest-bearing loans obtained.

Loss on debt settlement

No loss on debt settlement was recognized for the six months ended June 30, 2025 compared to a loss on our debt settlements of approximately $0.5 million for the same period in 2024, which resulted from entering into settlement agreements with various lenders and converting a portion of the outstanding debt into ordinary shares.

Other (expense) income

Other expenses amounted to approximately $30,000 for the six months ended June 30, 2025, compared to other income amounted to approximately $87,000 for the same period in 2024, respectively. The change was mainly due to an increase in exchange loss.

Benefit for Income Taxes

Our benefit for income taxes increased to approximately $4,000 for the six months ended June 30, 2025 as compared to $1,000 for the same period in 2024. The increase in benefit for income taxes is mainly due to the realization of defer tax liabilities incurred from the amortization of intangible assets which acquired from Fortress Cove Acquisition.

Net Loss from Continuing Operations

We had a net loss from continuing operations of approximately $1.2 million and $16.7 million for the six months ended June 30, 2025 and 2024, respectively. Changes of net loss from continuing operations for the six months ended June 30, 2025 as compared to the same period in 2024 was predominately due to the reasons as discussed above.

Net Income (Loss) from Discontinued Operations

We had no income or loss from discontinued operations for the six months ended June 30, 2025, compared to a net loss of $85,000 for the same period in 2024. The change was primarily due to the disposal and deconsolidation of all discontinued entities during the year ended December 31, 2024.

Net Loss

We had a net loss of approximately $1.2 million and $16.8 million for the six months ended June 30, 2025 and 2024, respectively. Changes of net loss for the six months ended June 30, 2025, as compared to the same period in 2024 was predominately due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of June 30, 2025, our working capital deficit was approximately $4.4 million, and we had cash of approximately $0.2 million.

We have experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, we had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lenders;

●	equity financing.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. We are in active discussions with underwriters regarding a potential financing transaction through the issuance of convertible or equity financing to improve our liquidity and capital resource needs. However, there is no assurance that management will be successful in our financing plans. Should we need to seek additional capital prior to the closing of any financing transaction, we may continue to go to our related parties for additional financial support. We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

Discontinued operations may entail contingent liabilities, such as legal claims, tax clearance and etc. The resolution of these liabilities could require cash outflows, impacting the Company’s liquidity and financial flexibility. If proceeds from discontinued operations are used to repay debt obligations, the Company’s liquidity may improve in the long term by reducing interest expenses and debt service requirements. However, the immediate impact on liquidity will depend on the timing and amount of debt repayment.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and, as such, the financial statements do not include any adjustments relating to the recoverability and classification of recorded amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities from continuing operations	(1,215,423)	(1,120,810)
Net cash used in operating activities from discontinued operations	-	(137,787)
Net cash used in investing activities from continuing operations	(23,222)	(4,021)
Net cash provided by financing activities from continuing operations	1,117,757	1,299,775
Net cash provided by financing activities from discontinued operations	-	197,739
Effect of exchange rate changes	59,866	(41,872)
Net change in cash and cash equivalents	$(61,022)	$193,024

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities was approximately $1.2 million for the six months ended June 30, 2025, and was primarily attributable to (i) approximately $1.2 million in net loss from continuing operations as discussed above, (ii) approximately $85,000 million of operating lease payment to reduce operating lease liabilities, (iii) approximately $0.3 million increase in accounts receivable due to less collections, (iv) an increase of approximately $0.2 million in prepaid expenses and other current assets, primarily attributable to higher service prepayments, (v) approximately $0.1 million decrease in tax payable due to timely tax payments and offset by (i) various non-cash items of approximately $0.2 million which included depreciation expense and amortization expense, (ii) approximately $0.3 million increase in accounts payable as we incurred more purchasing on account, (iii) approximately $0.2 million increase in other payables and accrued liabilities due to incurred more legal and professional fee, (iv) approximately $46,000 increase in customer deposit as we collect more deposit from our customer.

Net cash used in operating activities was approximately $1.3 million for the six months ended June 30, 2024 and was primarily attributable to (i) approximately $16.8 million in net loss from continuing operations as discussed above, (ii) approximately $0.1 million increase in prepayments as we purchased wellness product for resale and fixed assets from vendors, though the legal title of the items has not yet transferred to us, (iii) approximately $68,000 of operating lease payment to reduce operating lease liabilities, and (iv) approximately $0.1 million net cash used in operating activities from discontinued operations, offset by (i) various non-cash items which included approximately $80,000 of depreciation expense and amortization expense, approximately $14.8 million impairment loss on intangible assets, and approximately $0.4 million loss on debt settlement, (ii) approximately 0.4 million increase in other payable and accrued liabilities as we incurred more salary payable to our officer during the period. Additionally, we are holding approximately $0.2 million in escrow which is payable to 8i Asia Limited (“8i Asia), representing purchase consideration collected on behalf of 8i Asisa, and (iii) approximately $55,000 decrease in accounts receivable due to more collections.

Investing Activities

Net cash used in investing activities was approximately $23,000 for the six months ended June 30, 2025, which was primarily attributable to approximately $23,000 in purchase of equipment.

Net cash used in investing activities was approximately $4,000 for the six months ended June 30, 2024, which was primarily attributable to approximately $20,000 in purchase of equipment and intangible assets, offset by approximately $16,000 cash acquired from the Fortress Cove Acquisition.

Financing Activities

Net cash provided by financing activities was approximately $1.1 million for the six months ended June 30, 2025 and was primarily attributable to (i) approximately $1.1 million proceeds received from short term loans - related parties, (ii) approximately $59,000 proceed received from other payables - related parties, and (iii) approximately $0.4 million proceed received from short-term loan private lender, offset by (i) approximately $0.6 million repayment to short-term loans from private lenders, and (ii) approximately $3,000 repayment finance lease liabilities.

Net cash provided by financing activities was approximately $1.5 million for the six months ended June 30, 2024 and was primarily attributable to (i) approximately $1.5 million proceeds received from issuance of convertible notes, (ii) approximately $50,000 proceed received from issuance of ordinary shares through private placements, (iii) approximately $0.3 million proceeds received from short-term loans- private lenders, (iv) approximately $0.3 million proceeds received from short-term loans- related party, and (v) approximately $0.2 million net cash provided by finance activities from discontinued operations, offset by (i) approximately $0.3 million repayment of convertible note, (ii) approximately $0.1 million repayment to short-term loans- private lenders, and (iii) approximately $0.3 million repayments to discontinued operations entities.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. Therefore, we will need to raise capital in the near future in order to support our continued business operations. If the trading price of our ordinary shares experiences a further decline following or as a result of a contemplated offering, it will negatively impact our ability to raise additional capital on favorable terms, if at all.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.